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                            SCHEDULE 14A INFORMATION
               Consent Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934

Filed by the Registrant |_|
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Check the appropriate box:
|X|      Preliminary Consent Statement
|_|      Definitive Consent Statement
|_|      Definitive Additional Materials
|_|      Soliciting Material Pursuant to Section 240.14a-11(c) or
         Section 240.14a-12
                         Northstar Health Services, Inc.
                (Name of Registrant as Specified In Its Charter)
                                Thomas W. Zaucha
                  (Name of Person(s) Filing Consent Statement)
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                 computed  pursuant  to  Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated  and state how it
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|_|     Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration
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        (4)      Date Filed:


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CONTACT:


Mark H. Harnett
MacKenzie Partners, Inc.
(212) 929-5877

FOR IMMEDIATE RELEASE:

                    TOM ZAUCHA, FORMER CHAIRMAN AND CEO, SUES
                            NORTHSTAR HEALTH BOARD TO
                 PERMIT SHAREHOLDER VOTE TO ELECT NEW DIRECTORS

INDIANA, PA, February 20, 1997 -- Thomas W. Zaucha who is leading a proxy fight to regain control of Northstar Health Services, Inc. (NSTRE) announced today that he had commenced litigation in Delaware Chancery Court seeking to invalidate recent entrenchment actions by Northstar's board. The challenged Board measures attempt to strip stockholders of numerous corporate governance rights, including stockholders' statutory right to replace the Board of Directors of the Company by written consent.

As previously announced, Zaucha, who is the Company's largest stockholder, and the Committee to Protect Northstar Health are seeking the support of a majority of Northstar's stockholders through the solicitation of stockholders "consents", to replace the Board of Directors with new independent directors. The Committee believes the current Board has engaged in a continuous pattern of self-dealing and self-enrichment to the neglect of the interests of stockholders.

Northstar, which currently trades at $2.125 per share, is presently delisted from national trading markets and has not held a stockholders' meeting in almost two years.

Steven Brody and Robert Smallacombe, as self-described "independent" Board members, took more than $400,000 in consulting fees from the Company in the last eight months prior to assuming any executive responsibilities, and, at a December 1996 Board meeting persuaded the Board, over Zaucha's objections, to grant themselves and other Board members options to purchase more than 650,000 shares at an exercise price of $1.75 per share. The Company has approximately 6,300,000 shares outstanding.

Mr. Zaucha stated: "It's high time for Northstar shareholders to exercise their rights as owners. I think that stockholders will be as outraged as I am at the way directors Steve Brody and Bob Smallacombe are enriching themselves at our expense." Zaucha also noted that as soon as it learned of his impending proxy fight, the Board removed him as Chairman and Chief Executive Officer.



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The Committee to Protect  Northstar  Health is comprised of its founding  member
Mr. Zaucha, Basil J. Asciutto, the Chief Operating Officer of the investment banking firm Commonwealth Associates, and Joseph F. Micalleff, the Chief Executive Officer of Associated Sales Tax Consultants, Inc., who own an aggregate of 1,009,958 shares of the company's common stock, representing approximately 16.21% of the Company's shares currently outstanding.

In addition, Commonwealth Associates, the Committee's financial advisor and a market-maker in the Common Stock in the ordinary course of its brokerage business, holds 1,257,785 shares of Company Common Stock, constituting approximately 20.19% of outstanding shares. Commonwealth's customers have sole voting and dispositive power over such shares, and Commonwealth and the Committee disclaim any beneficial ownership thereof, although Commonwealth intends to recommend to its customers that they support the recommendation of the Committee.

Editors' note: For further information and copies of Mr. Zaucha's material, please contact Mark Harnett, MacKenzie Partners Inc., New York, NY 10019, telephone (212) 929-5877.

                                     # # #

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CONTACT:

Mark H. Harnett
MacKenzie Partners, Inc.
(212) 929-5877

FOR IMMEDIATE RELEASE:

                        COMMONWEALTH ASSOCIATES RETAINED
                            BY ZAUCHA FOR PROXY FIGHT

                  NEW YORK,  NY,  February 20, 1997 --  Commonwealth  Associates
("Commonwealth") announced that it has been engaged by Thomas Zaucha, the largest shareholder of Northstar Health Services, Inc. (NSTRE) and the Committee to Protect Northstar Health (the "Committee") to assist the Committee in its efforts to replace a majority of the incumbent Northstar Board of Directors. Since acting as lead manager of Northstar's successful 1995 secondary offering of common stock, Commonwealth has been Northstar's principal market maker. Commonwealth customers hold approximately 1,257,785 shares in Commonwealth's brokerage accounts, and Commonwealth intends to recommend to its customers that they support the recommendation of the Committee.

                  According to the preliminary consent statement filed by the Committee with the Securities and Exchange Commission on February 7, 1997, as amended on February 19, 1997 (the "Preliminary Consent Statement"), in the weeks preceding that filing members of the Northstar board led by Steven Brody, over Mr. Zaucha's objections, granted themselves options to purchase more than 650,000 Northstar shares at $1.75 per share. The Board had previously approved consulting agreements and directors' fees as a result of which Mr. Brody and fellow Northstar board member Robert Smallacombe have received more than $400,000 in the last eight months. Following the adoption of measures designed to reduce shareholders' rights to call special meetings of the shareholders and to eliminate the statutory right of shareholders to replace the board of directors of the Company by written consent, Mr. Zaucha commenced a proxy fight to remove and replace the majority of the Board.

                  Michael Lyall, managing director of corporate finance at Commonwealth, said:

         "The information vacuum created by Steve Brody around Northstar and its affairs had grown intolerable to Commonwealth and its customers. When Tom Zaucha came to New York to seek our advice, it soon became clear that Mr. Brody and other unelected board members were attempting to hijack the Company from its shareholders.

          "We believe that Mr. Zaucha has put together a first-class slate of accomplished businesspeople and healthcare professionals, who are well-suited to assist him in leading Northstar back to health. Mr. Zaucha is a recognized leader in the physical therapy field who built two-thirds of what is now Northstar through 16 years of sound, effective management. We

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         believe  that  Mr.  Zaucha   is  the  person  most   qualified  to  put
         Northstar  back on the road  to growth and added  shareholder value."

                  According to the Preliminary Consent Statement, in 1995 following the merger of Mr. Zaucha's former company, Keystone Rehabilitation Systems, Inc., with Northstar, Northstar uncovered what appeared to be certain financial irregularities involving Northstar's former chairman, Mark DeSimone. Mr. Zaucha demanded and received the resignations of Mr. DeSimone and certain of his associates.

                  Mr. Lyall noted:

         "The Brody/Smallacombe Board has made spurious and unsupported allegations attempting to imply that Mark DeSimone is somehow behind Commonwealth's efforts on Mr. Zaucha's behalf. These speculative charges are unequivocally denied and the fact that they were made is a measure of the desperate mood of the Brody/Smallacombe board."

                  The 1995 secondary  stock  offering  yielded gross proceeds to
Northstar of $12.8 million, with Commonwealth, its co-manager and syndicate members sharing an aggregate of $1.3 million in customary underwriting discounts, commissions and fees. In addition, in November 1995 Commonwealth arranged and advised the Company in connection with a $16 million credit facility for a fee of $240,000. Commonwealth also performed certain financial advisory functions in connection with Northstar's merger with Keystone and Northstar's acquisition of Penn Vascular for which it received an advisory fee of $200,000. Mr. Lyall noted:

         "The Brody/Smallacombe board, unable to answer Mr. Zaucha's penetrating indictment of its actions, has misleadingly characterized these ordinary course banking relationships, and falsely attributed one hundred percent of the customary underwriting discounts, commissions and fees to Commonwealth. In addition, as of yesterday, Commonwealth has also complied with all subpoenas and other information requests it has received from the Company."

         The  Committee  to  Protect   Northstar   Health  is  comprised  of its
         founding member Mr. Zaucha, Basil J. Asciutto, the Chief Operating Officer of the investment banking firm Commonwealth Associates, and Joseph F. Micalleff, the Chief Executive Officer of
         Associated Sales  Tax  Consultants,   Inc.,  who  own an aggregate   of
         1,009,958 shares of the company's common stock, representing approximately 16.21% of the Company's shares currently outstanding.

         In addition, Commonwealth Associates holds on behalf of its customers approximately 20.19% of outstanding shares of Northstar Common Stock. Commonwealth's customers have sole voting and dispositive power over such shares, and Commonwealth and the Committee disclaim any beneficial ownership thereof.



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Editors'  note: For further  information  and copies of Mr.  Zaucha's  material, please contact Mark Harnett, MacKenzie Partners Inc., New York, NY 10019, telephone (212) 929-5877.

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